                                 INTERLEAF, INC.

                   EXHIBIT 11-COMPUTATION OF EARNINGS PER SHARE
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

                                                                   Three months ended
                                                                         June 30
                                                                     1995      1994
                                                                   -------   --------
                                                                        (unaudited)
In thousands, except for per share amounts

PRIMARY
Weighted average shares outstanding of Common Stock                 14,362    13,760
Dilutive Senior Series B Convertible Preferred Stock                 2,323        --
Dilutive stock options                                                 875        --
Dilutive stock purchase warrants                                        78        --
Dilutive stock purchase plan rights                                     10        --
                                                                   -------   --------
Total                                                               17,648     13,760
                                                                   =======   ========
Net income (loss)                                                     $472    $(8,153)
                                                                   =======   ========
Net income (loss) per share                                           $.03      $(.59)
                                                                   =======   ========
Fully Diluted
Weighted average shares outstanding of Common Stock                 14,362     13,760
Dilutive Senior Series B Convertible Preferred Stock                 2,323         --
Dilutive stock options                                               1,133         --
Dilutive stock purchase warrants                                       203         --
Dilutive stock purchase plan rights                                     14         --
                                                                   -------    -------
Total                                                               18,035     13,760
                                                                   =======   ========
Net income (loss)                                                     $472    $(8,153)
                                                                   =======   ========
Net income (loss) per share                                           $.03      $(.59)
                                                                   =======   ========

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The dilutive effect of stock options, stock purchase warrants, and stock purchase plan rights are calculated using the treasury stock method. Under this method, these common stock equivalents are assumed to be exercised and proceeds from the exercise are assumed to be used to repurchase common stock at the average market price for primary income (loss) per share and the higher of the end of the period or average market price for fully diluted income
(loss) per share. The dilutive effect of Convertible Preferred Stock is calculated using the if-converted method.